

Mail Stop 4631

July 9, 2010

David Szostak
President
PetroAlgae, Inc.
1901 S. Harbor City Blvd., Suite 300
Melbourne, FL 32901

> **Re:** **PetroAlgae, Inc.**
> **Item 4.02 Form 8-K**
> **Filed June 22, 2010**
> **File No. 0-24836**

Dear Mr. Szostak:

We have reviewed your response and have the following comment.

ITEM 4.02 FORM 8-K FILED ON JUNE 22, 2010

1.   We note your response to prior comment one of our letter dated June 24, 2009. Please tell us the nature and amounts of the accounting errors as known to date.

Please respond to this comment within five business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Bret Johnson at (202) 551-3753, or me at (202) 551-3355 if you have questions regarding our comments.

Sincerely,

Terence O'Brien
Accounting Branch Chief